PALMER SQUARE OPPORTUNISTIC INCOME FUND

2000 Shawnee Mission Parkway, Suite 300

Mission Woods, Kansas 66205

VIA EDGAR

November 9, 2018

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Palmer Square Opportunistic Income Fund –File Nos. 333-196094 and 811-22969 (the “Registrant” or the “Fund”)

Ladies and Gentlemen:

This letter summarizes the additional comment provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 8, 2018, regarding the Preliminary Proxy Statement on Schedule 14A filed by the Fund on October 29, 2018. A response to the comment is reflected below.

Questions and Answers About the Proposals

1.	In the third paragraph of the letter to shareholders and elsewhere in the proxy statement, please define the agreement that was approved by the Board of Trustees separately and distinctly as the interim agreement which, if approved by shareholders, will become the new agreement.

Response: The Fund has revised the third paragraph of the letter to shareholders as well as other applicable portions of the proxy as follows:

Under the Investment Company Act of 1940, as amended, the Transaction will result in an assignment and termination of the existing advisory agreement between Palmer Square and the Fund (the “Initial Agreement”). In anticipation of the Transaction and these related events, the Board of Trustees of the Trust approved a new advisory agreement on October 17, 2018 (the “New Agreement”) which allows Palmer Square to continue to serve as the investment advisor to the Fund under terms substantially similar to those of the Initial Agreement. The New Agreement will be effective for 150 days from the date of the closing of the Transaction, unless approved by the shareholders of the Fund, in which case the New Agreement will remain in effect for a two-year period. During the 150 day period from the date of the closing of the Transaction (or less if approved by shareholders), the New Agreement will act as an interim advisory agreement (“interim advisory agreement”).

The Fund represents it has made appropriate changes in the Q&A as well as in the section of the proxy that discusses the approval of the new advisory agreement.

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Please contact me at 626-385-5777 should you have any questions or comments regarding the filing.

Sincerely,

/s/DIANE J. DRAKE

Diane J. Drake, Esq.

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